

Mail Stop 3561

October 15, 2015

NRG Energy, Inc.
Kirkland B. Andrews
Chief Financial Officer
211 Carnegie Center
Princeton, New Jersey 08540

     Re: **NRG Energy, Inc.**
              NRG Yield, Inc.
              GenOn Energy, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2014
              Response Dated September 18, 2015
              File Nos. 1-15891, 1-36002, and 1-16455

Dear Mr. Andrews:

We have reviewed your September 18, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 20, 2015 letter.

NRG Energy, Inc. Form 10-K for the Fiscal Year Ended December 31, 2014

Item 7 — Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's discussion of the results of operations for the years ended December 31, 2014, and 2013, page 64

1. We note your response to comment 1. It was previously unclear to us that your analysis of operating revenue and gross margin beginning on page 65 excluded the gains and losses on hedging activities that are classified within operating revenues. It appears that you are presenting a non-GAAP measure of revenue, and therefore of gross margin,

within your MD&A analysis of gross margin, and it does not appear that you have provided the required non-GAAP disclosures. Please revise future filings to provide the disclosures required by Item 10(e) of Regulation S-K, and revise the title of the non-GAAP measures that you present within your MD&A analysis of gross margin to clearly indicate that these measures differ from the GAAP measures of revenue and gross margin.

Note 18 – Segment Reporting, page 180

2. We note your response to comments 5 – 7, and we appreciate the additional information that you shared with us during the conference call held on October 15, 2015. To assist us with understanding how you historically concluded your NRG Business was one operating segment, please address the following issues in the context of comparing and contrasting the roles and responsibilities of the President of NRG Business to that of the Regional East, West and Gulf Coast Presidents:

• Explain to us in more detail the participation of the Regional Presidents versus the President of NRG Business in the monthly meetings with the CEO. In this regard, tell us what role your Regional Presidents had in explaining any variances between actual and budgeted financial or operating metrics to the CEO in the monthly meetings and who was ultimately held accountable by the CEO for the performance and results of the geographic regions. Tell us in more detail how you considered these roles when determining at what level the CEO allocates resources and evaluates performance for the NRG Business segment.

• Explain to us in more detail the level of control that the Regional Presidents have over operations in their regions versus the level of control held by the President of NRG Business. Also tell us in more detail the extent to which the Regional Presidents and the President of NRG Business are compensated based on performance of the regions or NRG Business as a whole. Tell us in more detail how you considered any link between compensation and responsibility when determining at what level the CEO allocates resources and evaluates performance for the NRG Business segment.

• Please elaborate further on the involvement of your Regional Presidents versus the President of NRG Business in the annual budgeting process. Also explain to what extent these individuals are involved in any changes to the budget, including new capital expenditures, which arise during the year, along with the extent to which these individuals are held accountable for the outcome of any such changes.

You may contact Robert Babula, Staff Accountant at (202) 551-3339 or me at (202) 551-3737 with any questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products